UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 30

Casey’s General Stores, Inc.
(Name of Subject Company)

Casey’s General Stores, Inc.
(Name of Person Filing Statement)

Common Stock, no par value per share
(Title of Class of Securities)

147528103
(CUSIP Number of Class of Securities)

William J. Walljasper
Senior Vice President and Chief Financial Officer
Casey’s General Stores, Inc.
One Convenience Blvd.
P.O. Box 3001
Ankeny, Iowa 50021-8045
Telephone: (515) 965-6100

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Allen Finkelson, Esq.
George F. Schoen, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
Telephone: (212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 30 to the Solicitation/Recommendation Statement on Schedule 14D-9 (this “Amendment”) is filed by Casey’s General Stores, Inc. (“Casey’s”), an Iowa corporation.  This Amendment amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on June 8, 2010, as amended (together with any amendments and supplements thereto, the “Schedule 14D-9”), and relates to the unsolicited offer by Alimentation Couche-Tard Inc., a corporation incorporated under the laws of the province of Québec, Canada (“Couche-Tard”), through its indirect wholly owned subsidiary, ACT Acquisition Sub, Inc., an Iowa corporation, as disclosed in the Tender Offer Statement on Schedule TO dated June 2, 2010, as amended (together with any amendments and supplements thereto, the “Schedule TO”), to purchase all outstanding shares of common stock, no par value per share, of Casey’s (“Casey’s Common Shares”), together with the associated Rights, for $38.50 per Casey’s Common Share in cash, upon the terms and subject to the conditions set forth in Couche-Tard’s Offer to Purchase dated June 2, 2010, as amended, and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION

“Item 8. Additional Information - Certain Litigation - Shareholder Litigation” of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the end of the third paragraph:

On September 20, 2010, the court issued an order denying without prejudice the motion for preliminary injunction, motion for temporary restraining order and motion for expedited trial filed by the plaintiff in the Carpenters Pension Trust Complaint.

“Item 8. Additional Information - Certain Litigation - Shareholder Litigation” of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the end of the fourth paragraph:

On September 15, 2010, the court stayed the Oklahoma Law Enforcement Retirement System Complaint.  On September 17, 2010, the plaintiff voluntarily dismissed the Oklahoma Law Enforcement Retirement System Complaint without prejudice and without costs.

ITEM 9.  EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit Number	Description

(a)(45)	Press release issued by Casey’s General Stores, Inc., dated September 23, 2010 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Casey’s General Stores, Inc. on September 23, 2010).
(a)(46)	Employee communication, dated September 23, 2010 (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Casey’s General Stores, Inc. on September 23, 2010).
(a)(47)	Slide presentation by Casey's General Stores, Inc., dated September 23, 2010 (incorporated by reference to Exhibit 99.3 to the Form 8-K filed by Casey's General Stores, Inc. on September 23, 2010).

1

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CASEY’S GENERAL STORES, INC.

By:	/s/ Robert J. Myers
Name: Robert J. Myers
Title: President and Chief Executive Officer

Dated: September 23, 2010

EXHIBIT INDEX

Exhibit Number	Description

(a)(45)	Press release issued by Casey’s General Stores, Inc., dated September 23, 2010 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Casey’s General Stores, Inc. on September 23, 2010).
(a)(46)	Employee communication, dated September 23, 2010 (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Casey’s General Stores, Inc. on September 23, 2010).
(a)(47)	Slide presentation by Casey's General Stores, Inc., dated September 23, 2010 (incorporated by reference to Exhibit 99.3 to the Form 8-K filed by Casey's General Stores, Inc. on September 23, 2010).